mwe.com Eyal Peled Attorney at Law epeled@mwe.com +1 212 547 5477

May 2, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker
Martin James
Jennifer Angelini
Jay Ingram

Re:	Actelis Networks, Inc.
Registration Statement on Form S-1
Submitted April 15, 2022
No. 333-264321

Dear Ms. Angelini:

On behalf of Actelis Networks, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 26, 2022, relating to the above referenced Registration Statement on Form S-1 (No. 333-264321) submitted by the Company on April 15, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Form S-1 filed April 15, 2022

Dilution, page 40

1.	We note that your revised disclosures made in response to prior comment 4 indicate that your net tangible book deficit was $(1.8 million) at December 31, 2021. As we note that you reported Capital Deficiency of $(19.6 million) at that date, please provide us with your supporting calculations of the net tangible book deficit amount reported in this section. Otherwise, revise your disclosures as appropriate.

Response: In response to the Staff’s comment, the Company revised its disclosure on Page 40.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

Response: In response to the Staff’s comment, the Company’s auditor removed the relevant language and revised its opinion accordingly.

Question 22 to the Staff’s letter dated March 8, 2022, relating to the Draft Registration Statement on Form S-1 (CIK No. 0001899005) submitted by the Company on February 10, 2022.

3.	…. Additionally, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common shares leading up to the IPO and the estimated offering price.

Response: In response to the Staff’s comment, the Company notes that the price range for the offering will be $4.00-$6.00 per share.

The only equity issuance which occurred during the last twelve months was the following grant, which was described to the Staff in the Company’s response letter dated March 31, 2022:

Date of Grant	Number of Shares Subject to Awards Granted(1)	Exercise Price Per Share(1)(2)(3)	Deemed Fair Value Per Common Share for Financial Reporting(1)
May 27, 2021	1,990,000	$0.0296	$0.0296

(1)	The numbers presented do not take into account the 46-to-1 reverse split effected by the Company on May 2, 2022.

(2)	Israeli Laws including tax laws do not prohibit, sanction or fine options granted to employees with an exercise price below fair value; for accounting purposes, the compensation charge is taken by the Company for the full fair value per option of such grants.

(3)	The awards were approved by the Company’s board of directors.

The reasons for significant differences between recent valuations of the Company’s common shares leading up to the IPO and the estimated offering price are as follows: (1) on May 2, 2022, the Company performed a 1-for-46 reverse split of its share capital, which affected both the number of shares subject to awards, the fair value and the exercise price per share; (2) the May 2021 grant was based on the valuation of the Company’s common shares on December 31, 2020. The Company determined the common share valuation was similar between December 31, 2020 and May 31, 2021, since there were no significant events between the two dates that would trigger any change in value; and (3) In November 2, 2021, the Company engaged with a U.S.-based underwriter to work on an IPO in the U.S., which increased the valuation of the Company’s common stock as of December 31, 2021. With the assistance of an independent third-party valuation firm, , the Company determined the valuation of its common shares is $0.0466 per common share as of December 31, 2021.

The Company did not make any equity grants since May 2021 and the date hereof.

Sincerely,

/s/ Eyal Peled
Eyal Peled

cc:	Tuvia Barlev, Chief Executive Officer

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